Exhibit 99.41

PRESS RELEASE	October 19, 2020

Largo Resources Announces Record Operational Performance in Q3 2020 with
V2O5 Production of 3,092 Tonnes and Lowers 2020 Cost Guidance

•             Record V2O5 production of 3,092 tonnes (6.8 million lbs(1)) in Q3 2020, a 5.0% increase over Q3 2019

•             Total sales exceeded production levels in August and September 2020 for the first time since commercial independence, highlighting successful rollout of the Company’s strategy

•             Record global V2O5 recovery rate(2)  of 84.2% in Q3 2020, an increase of 8.0% over Q3 2019

•             2020 cash cost guidance reduced: Cash operating cost excluding royalties(3) guidance lowered to US$2.60 — $2.80 / lb V2O5; Total cash cost(3) guidance lowered to US$3.20 to $3.40 / lb V2O5

•             Postponing cost-efficient nameplate capacity increase to Q1 2021: Planned kiln upgrades and cooler maintenance that will increase Largo’s production capacity by 10% with a CAPEX of only US$1.3 million are postponed to Q1 2021 due to COVID-19 restrictions

•             Focus on safe business continuity: On track to meet lower end of 2020 production guidance with strong production results expected in Q4 2020; 2020 sales guidance maintained

•             Strong vanadium demand in Q3 2020 in China from increased infrastructure spending on the back of recently announced stimulus packages as well as development of green technology applications to meet carbon footprint reduction targets

TORONTO — Largo Resources Ltd. (“Largo” or the “Company”) (TSX: LGO) (OTCQX: LGORF) is pleased to report third quarter 2020 production and global sales results from its Maracás Menchen Mine highlighted by a new quarterly production record of 3,092 tonnes (6.8 million lbs(1)) of vanadium pentoxide (“V2O5”) and a new record global recovery rate(2) of 84.2%.

Paulo Misk, President and Chief Executive Officer for Largo, stated: “The health and safety of our workforce continues to remain a top priority for Largo and our focus on preventative measures early on has enabled the Company to continue operations in a safe manner since March 2020. In Q3 2020, operations performed exceptionally well with the Company achieving a new quarterly V2O5 production record of 3,092 tonnes and a new quarterly global recovery(2) rate record of 84.2%. The Company has also reduced its cash operating cost excluding royalties(3) and total cash cost(3) guidance for 2020 to US$2.60 - $2.80 and US$3.20 - $3.40 / lb V2O5, respectively. This reflects our positive year-to-date performance and the Company’s expectations for the balance of the year. Additionally, the Company is on track to meet the lower end of its 2020 production guidance of 11,750 — 12,250 tonnes of V2O5 and we look forward to ending the year on another high note. I am very proud of the entire operations team as they continue to demonstrate their ability to effectively meet and exceed operational targets, especially during these uncertain times.”

He continued: “I am also very happy with our sales and trading performance in Q3 2020 with V2O5 equivalent sales of 1,062 tonnes in August 2020 and 1,060 tonnes in September 2020. From May to July 2020, we successfully built the necessary inventories to fill our sales pipeline and meet customer commitments as planned. Creating value through the control of our product from mine to end-user is a key priority for Largo and we are confident in delivering on our 2020 sales guidance of 9,500 to 10,000 tonnes of V2O5.” He concluded: “As a result of our commercial independence and sales flexibility, Largo has increased its sales in China to take advantage of higher prices and greater overall demand in Q3 2020. China continues to be the driver of global vanadium demand from increased infrastructure spending and the development of green technology applications. We expect additional global vanadium demand growth as a result of recently announced stimulus packages and a focus on carbon footprint reduction. These significant, long-term trends are forecast to increase the consumption of vanadium in rebar, high-quality steel applications and through new vanadium redox flow battery deployments around the world.”

A summary of Q3 2020 production results from the Maracás Menchen Mine is presented below:

Maracás Menchen Mine Production	Q3 2020	Q2 2020	Q1 2020	Q3 2019

Total Ore Mined (tonnes)	287,969	257,357	203,966	267,257
Ore Grade Mined - Effective Grade (%)(4)	1.28	1.20	1.61	1.52

Effective Grade of Ore Milled (%)(4)	1.26	1.29	1.59	1.44
Concentrate Produced (tonnes)	104,921	99,059	100,072	92,629
Grade of Concentrate (%)	3.32	3.20	3.36	3.26
Contained V2O5 (tonnes)	3,487	3,174	3,365	3,016

Crushing Recovery (%)	98.1	97.7	98.3	96.5
Milling Recovery (%)	96.5	94.7	98.4	97.0
Kiln Recovery (%)	92.5	91.7	88.3	88.8
Leaching Recovery (%)	99.7	99.1	96.6	97.2
Chemical Plant Recovery (%)	96.4	96.1	96.8	96.7
Global Recovery (%)(2)	84.2	80.8	79.9	78.1

V2O5 produced (Flake + Powder) (tonnes)	3,092	2,562	2,831	2,952
V2O5 produced (equivalent pounds)(1)	6,816,685	5,648,236	6,241,279	6,508,038

Q3 2020 Production Results

Total production from the Maracás Menchen Mine was 3,092 tonnes of V2O5, representing an increase of 5.0% over Q3 2019 and a new quarterly production record for the Company. Production in Q3 2020 was 3% above current nameplate production capacity and is largely attributable to greater operational stability and higher global recoveries achieved during the quarter. Production was 1,055 tonnes of V2O5 in July 2020, 1,100 tonnes in August 2020 and 937 tonnes in September 2020.

In Q3 2020, 287,969 tonnes of ore with an effective V2O5 grade(4) of 1.28% were mined compared to 267,257 tonnes in Q3 2019 with an effective V2O5 grade(4) of 1.52%. The Company also produced 104,921 tonnes of concentrate ore with an average V2O5 grade of 3.32% in Q3 2020 compared to 92,629 tonnes in Q3 2019 with an average V2O5 grade of 3.26%.

The Company achieved a new record global V2O5 recovery rate(2) of 84.2% in Q3 2020 representing an 8.0% increase over Q3 2019 (78.1%). This is primarily attributable to continuous improvement projects performed on the plant during the quarter with a focus on greater overall recoveries.

2020 Cash Cost Guidance Update

			2020 Guidance	Revised 2020 Guidance
Cash operating costs excluding royalties(3)	US$	/lb	3.05 – 3.25	2.60 – 2.80
Total cash costs(3)	US$	/lb	3.45 – 3.65	3.20 – 3.40

Cost-efficient Nameplate Capacity Increase of 10% Postponed to Q1 2021

As a result of ongoing precautions related to the COVID-19 pandemic which limit the number of contractors permitted on site, the Company has postponed its kiln upgrades and cooler maintenance to Q1 2021. The Company’s planned nameplate capacity increase is expected to increase monthly production from 1,000 tonnes of V2O5 per month to 1,100 tonnes for a CAPEX of US$1.3 million. Largo does not expect this to affect production levels in Q1 2021.

About Largo Resources

Largo Resources is an industry preferred producer and supplier of vanadium for the global steel and high purity markets. Largo’s VPURE™ and VPURE+™ products are sourced from one of the world’s highest-grade vanadium deposits at the Maracás Menchen Mine located in Brazil. The Company’s common shares are principally listed on the Toronto Stock Exchange under the symbol “LGO”. For more information on Largo and VPURE™, please visit www.largoresources.com and www.largoVPURE.com.

For further information, please contact:

Alex Guthrie
Manager, Investor Relations and Communications
aguthrie@largoresources.com
Tel: +1 416-861-9797

Neither the Toronto Stock Exchange (nor its regulatory service provider) accepts responsibility for the adequacy or accuracy of this press release.

Forward-looking Information:

This press release contains forward-looking information under Canadian securities legislation, some of which may be considered “financial outlook” for the purposes of application Canadian securities legislation (“forward-looking statements”). Forward-looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; costs of future activities and operations; the extent of capital and operating expenditures; and the extent and overall impact of the COVID-19 pandemic in Brazil and globally. Forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on SEDAR from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo’s annual and interim MD&As which also apply.

(1)  Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

(2)  Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.

(3)  The cash operating costs per pound sold, cash operating costs excluding royalties per pound sold and total cash costs reported are on a non-GAAP basis. Refer to the “Non-GAAP Measures” section of the Company’s Management Discussion and Analysis for the three and six months ended June 30, 2020.

(4)  Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.